April 9, 2012

Jonas Kron, Vice President
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Dear Verizon Shareholders,

We are writing to urge you to VOTE “FOR” ITEM 9 on the Company proxy card,1 which asks the Company to publicly commit “to operate its wireless broadband network consistent with network neutrality principles.”

Rationale for a yes vote:

Given the enormous financial benefits reportedly created by the current open Internet where network neutrality has been respected, we believe it is incumbent on a wireless Internet Service Provider (ISP) like Verizon to provide an overwhelming case for turning its back on network neutrality, particularly in this fast-growing segment of its business. Not only does the issue potentially raise litigation, reputation and investment risks for the Company, but tampering with this engine of economic growth by violating network neutrality principles and creating “fast lanes” in the Internet could create potentially costly risks for the U.S. economy, the global economy, under-represented communities and the public at large. This shareholder proposal seeks to avoid those potential risks and protect the balance of economic incentives that makes the Internet work so well as a central component of our economic, social, artistic and political lives.

•	If ISPs disturb the principle of network neutrality on wireless networks, it may threaten economy wide growth that benefits investors.
•	Not committing to operate its wireless broadband network consistent with network neutrality principles may increase reputational, regulatory, financial and litigation risks for the Company.
•	Network neutrality is important to traditionally marginalized and underrepresented voices.
•	Over 30,000 people have signed petitions in support of the shareholder proposal – an unprecedented event indicating potential reputational risk for the company.

A Departure From Network Neutrality May Create Risks for Global and Domestic Economic Growth

We are all aware of how much the open Internet has influenced our lives and economy on a daily basis. But putting some numbers to that awareness brings home the fact that the health and vitality of the open Internet appears to be a powerful component of economic growth and prosperity. According to a May 2011 McKinsey & Company report, the open Internet accounts for 21% of GDP growth in the last five years in mature economies.2 The Internet is also an important engine of job generation; the same report find that 2.6 jobs were created for every one it destroyed. According to a J.P. Morgan report, global e-commerce transactions are expected to reach $963 billion by next year.3 Put another way, the Boston Consulting Group recently issued a report which found “(a)t 4.7 percent, the 2010 share of U.S. GDP contributed by the Internet was about the same as the share contributed by the federal government.”4

1 IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management. Trillium is NOT asking for your proxy card and is not providing investment advice. We will not accept proxy cards, and any proxy cards received will be returned.
2 http://www.eg8forum.com/fr/documents/actualites/McKinsey_and_Company-internet_matters.pdf
3 http://techcrunch.com/2011/01/03/j-p-morgan-global-e-commerce-revenue-to-grow-by-19-percent-in-2011-to-680b/
4 http://www.bcg.com/media/PressReleaseDetails.aspx?id=tcm:12-100468

Beyond jobs and GDP, McKinsey reports that the open Internet also creates an enormous amount of what is known as “consumer surplus,” which is the difference between the maximum price that consumers are willing to pay for a good and the market price that they actually pay for a good. In that same report, McKinsey calculated that in 2009 the Internet generated $64 billion in consumer surplus in the United States alone.

In short, all this adds up to what appears to be a direct link between the open Internet as we know it and economic prosperity for all. As McKinsey explains it:

Its impact on economic wealth reaches well beyond pure players in the industry. Indeed, the brunt of its economic contribution derives from established industries that, in the shadow of the Internet, have become more productive, have created more jobs, have increased standards of living, and have contributed more to real growth. Our research shows that more than 75 percent of the value added created by the Internet is in traditional industries.

It is for this reason that “universal owners” – i.e. long-term investors that are heavily diversified internationally and across public and private markets5 – may have a fiduciary self-interest in the health and vitality of the open Internet. What many investors may not realize is that the incredible economic engine of the open Internet has been built upon a critically important principle – network neutrality. The current shareholder proposal seeks to insure that the principle of network neutrality is honored and maintained for wireless networks, the fastest growing segment of the Internet. Given this apparently close link between network neutrality and economic growth under the current system, we believe it is in everyone’s interest to protect it.

Network neutrality principles are a foundation to the de facto system under which wireless and fixed wire networks have been operated since their inception. Specifically, network neutrality means that Internet Service Providers (ISPs) - companies like AT&T, Verizon and Sprint that own network infrastructure - treat all content equally regardless of source, destination or ownership. In practice, it means they charge the same price for all content providers who want to reach an ISPs’ customers.

5 Putting the Universal Owner Hypothesis into Action: Why large retirement funds should want to collectively increase overall market returns and what they can do about it. Raj Thamotheram & Helen Wildsmith - http://www.rijpm.com/pre_reading_files/Putting_the_Universal_Owner_Hypothesis_into_Action_Raj_Thamotheram_and_Helen_Wildsmith.pdf

Currently, ISPs do not charge content providers for access to their subscribers. Whether you are a large company like the New York Times, Facebook, or Amazon or a small entity like Hullabaloo, Chelsea Green Publishing, or Willamette Week, you typically pay only one service provider to upload information to the Internet.

But that is in danger of changing for wireless networks. At the moment, there is little to meaningfully prevent AT&T, Verizon or Sprint from charging content and service providers different prices for access to their wireless subscribers even if the content and services from various providers are identical. And, as we show below, there are strong signals that the industry leaders may be moving toward just such a strategy: creating “fast lanes” to wireless broadband subscribers by charging a premium to select content and service providers.

We believe the stakes are high, as the majority of economic activity on the Internet is quickly migrating from fixed wire access, usually via a computer, to wireless broadband networks accessed by cell phones, tablets and a dazzling array of new mobile devices. A recent study by Cisco concluded that from 2011 through 2016 global mobile data traffic will increase 18 times to an astonishing 10,804,321 terabytes per month.6 The research firm IDC projects that by 2015 mobile Internet users will outnumber traditional wireline users in the United States.7

In this rapidly emerging wireless world, the abandonment of network neutrality principles could represent a fundamental threat to the economically and financially successful economic engine of the Internet as we currently know it. The economic incentives of the current system could be completely upended if ISPs adopt discriminatory fee structures. For a universal owner, we believe creating these fast lanes could represent a substantial and significant embrace by management of a new form of risk. This should be of great concern.

Recent analyses by the Institute for Policy Integrity at New York University conclude that without network neutrality there is a powerful disincentive for investment in Internet content creation and little incentive for investment in Internet infrastructure. According to the January 2010 report, elimination of network neutrality would allow ISPs to adopt pricing practices with content providers that would transfer wealth from content providers to ISPs. By charging content providers more for content delivery, ISP fees on content providers would capture dollars for the ISPs that would otherwise go to content providers. This would mean content providers would have less economic incentive to invest in creating content. In addition, the analysis suggests, the economics of the wireless industry do not indicate that the ISPs would take that additional wealth and use it to invest in infrastructure or otherwise allocate those resources in a manner that in aggregate would increase the vitality or strengthen the Internet’s positive economic benefits.8

This conclusion was confirmed in a paper by researchers at the University of Florida - Warrington College of Business Administration and the University of Notre Dame,9 which concluded that network neutrality provides the needed incentives to expand infrastructure capacity for a wireless ISP. Specifically, they found that “(u)nder net neutrality, the broadband service provider always invests in broadband infrastructure at the socially optimal level.”

6 http://www.cisco.com/en/US/solutions/collateral/ns341/ns525/ns537/ns705/ns827/white_paper_c11-520862.html
7 http://www.washingtonpost.com/blogs/post-tech/post/idc-mobile-internet-users-to-outnumber-wireline-users-by-2015/2011/09/12/gIQAkZP7MK_blog.html
8 http://policyintegrity.org/issues/filter/net-neutrality/
9 Cheng, H. Kenneth, Bandyopadhyay, Subhajyoti and Guo, Hong, The Debate on Net Neutrality: A Policy Perspective (June 25, 2008). Information Systems Research, Forthcoming. http://ssrn.com/abstract=959944

In fact, they found that “placing a price on prioritizing content creates an inherent disincentive to expand infrastructure (and) end users would be unlikely to see the promised upgrades in speed” from allowing ISPs to discriminate.10 As they explained it in lay terms:

Think of any road or highway you hate to drive on during rush hours. Say, I-5 in Seattle or the 495 loop in Washington, D.C. The highway is like the Internet, and the individual cars are the packets of data. The ISP is essentially the gatekeeper that controls the flow of cars on the highway.

If the ISP is allowed to snatch any car from the back of a very long line and put it in front of everybody else when the driver of the car pays a “priority delivery fee”, would the ISP have an incentive to keep the road congested, or, to expand the road capacity?

In this scenario, ISPs profit more when the roads are congested — if traffic is cruising, no one would feel the need to pay for faster service.

Put another way in an October 2011 Policy Briefing, also by the Institute for Policy Integrity at New York University, “If ISPs invest a lot in infrastructure and eliminate congestion, then no one will pay for prioritization. In the absence of network neutrality, ISPs would have conflicting incentives regarding investment in congestion reducing infrastructure improvements.”11 The Institute pointed out that “The rapid growth of wireless under the existing neutrality regime suggests that there is little need to further incentivize ISPs to invest more in infrastructure, especially when doing so would reduce returns for content providers.”

Our concern as universal investors is that without any principles governing network neutrality by wireless ISPs, the incentive structures that we believe account for such a vitally important part of the economy could be threatened. Accordingly, we are urging the ISPs to maintain the beneficial set of incentives that are afforded through network neutrality on their wireless networks and that account for so much economic value and long-term growth.

We find this long-term and economy-wide perspective is of particular importance to the institutional investor community which operates largely with a long-term, highly diversified investment horizon that depends not on the short-term profitability of any one company or even sector, but relies on broad based sustainable growth at the macro-economic level. Of the many lessons emerging from the financial crisis of the last several years, one of the clearest is that a myopic view of investments - where a single sector extracts oversized profits from the rest of the economy - may not serve the institutional investor well.

10 http://gigaom.com/broadband/traffic-jams-isps-and-net-neutrality/
11 http://policyintegrity.org/issues/filter/net-neutrality/

Importantly, this is not a theoretical problem that might arise in the future. In February 2012, a senior AT&T executive gave a press interview in which the Company floated the idea that it would charge mobile application developers a fee to pay for heavier use of bandwidth. Illustrating the pitfalls and risks of such a plan, which we believe would represent the directly abandonment of network neutrality principles, a Financial Times story explained that “if carriers do move to shift data costs from consumers to apps companies, they may have a fight on their hands. The move would create “new risk for Netflix, Amazon (NASDAQ:AMZN), etc.,” and “could spark a ‘major political battle in Washington,’”12 The article went on to quote an app developer as saying:

“This is precisely the kind of anti-competitive, job-killing behavior that net neutrality rules were intended to prevent,” the apps company source said. “The one bright spot in the economy, that is sorely in need of new jobs, is this apps economy, and the prospect that AT&T would turn around and start taxing these entrepreneurial companies [would only] throw a cold wet blanket on it.”

Although this example is not direct evidence of any possible measures to be taken by Verizon, such steps could be taken by Verizon.

While we maintain below that network neutrality is in fact beneficial to the financial performance of Verizon if it has the vision and foresight to grow the business into the needs of future markets, it is also important to recognize the reported benefits to the U.S. and global economy of maintaining the status quo of network neutrality for the wireless networks. Given that the current network neutrality system appears to have served the global economy so well, would it really be worth jeopardizing these aggregate benefits for the short-term (but not long-term) benefit of a handful of companies that constitute a tiny portion of most institutional portfolios? We believe it is incumbent on the ISPs to provide strong evidence that it is in all our interests to tamper with a system that has worked so well.

A Departure from Network Neutrality May Carry Risks for the Company

Even beyond the apparent positive economic benefits and incentives created by adhering to network neutrality principles, we suggest strongly that ISPs seeking to be free of network neutrality may not be acting in their own (or their shareholders’) financial interest.

We believe that establishing discriminatory pricing for content producers should be viewed as simply seeking a short-term profit through the exploitation of self-imposed scarcity. We would suggest that there is an alternative vision wherein the ISPs develop a plan for growing the value of their wireless networks over the long-term and help develop a future market and innovative technological solutions to bandwidth challenges consistent with network neutrality principles where they can serve as the heart of information, communications and entertainment markets. As the NYU researchers stated in 2010, "By giving players the best incentives for optimal investment, net neutrality encourages a cycle that breeds more content, which in turn breeds more users." More users should mean more customers for the ISPs.

12 http://www.ft.com/intl/cms/s/2/1b6ef656-67c0-11e1-978e-00144feabdc0.html#axzz1oY5i1z25

A commitment to network neutrality should also encourage application developers to bring new products to the ISPs’ platforms. This could attract new customers and opportunities to share revenue with developers. It should also increase the value of a wireless device and make it more attractive it to consumers and create opportunities for the companies to leverage the value of their networks in more ways.

The management of wireless networks that employ “fast lanes” - without established and applied principles of network neutrality – could pose major risk for the ISPs. To manage these networks, the ISPs may deploy what is known as “deep packet inspection” or related technologies to monitor customer usage. In recent months serious questions have been raised concerning one such technology, called Carrier IQ, which AT&T and Sprint have confirmed using on their wireless networks. The application obtains usage data related to customer accounts. AT&T has said Carrier IQ is used to “improve wireless network and service performance” while Sprint said the software helps "analyze our network performance and identify where we should be improving service." Verizon has said it does not use Carrier IQ,13 but the principles underlying the controversy could apply to Verizon depending on what technologies it uses.

Nonetheless, U.S. Senator Al Franken has said some aspects of this technology “may violate federal privacy laws, including the Electronic Communications Privacy Act and the Computer Fraud and Abuse Act. This is potentially a very serious matter.”14 Paul Ohm, a former federal prosecutor and professor at the University of Colorado Law School, told Forbes magazine that even if the application doesn’t transmit obviously private data, it presents major legal risk. “Even if they (Carrier IQ) were collecting only anonymized usage metrics, it doesn’t mean they didn’t break the law,” he said. “Then it becomes a hard, open question. And hard open questions take hundreds of thousands of dollars to make go away.”15

We do not suggest that the companies have violated any law. In fact, we recognize that management of wireless broadband networks is a highly complicated task requiring multiple levels of technology. But we do believe this current controversy highlights a compelling need for appropriate principles, policies and practices. Once a company begins to interfere with the fundamental principle of network neutrality and to alter the complex balance of the open Internet, we believe the risk of missteps and lost investments may rise significantly.

There are also reputational risks raised by this issue. We believe the telecom industry, for a variety of historical and contemporary reasons, does not have a particularly high favorability rating with consumers or policy makers. As such, if a company is perceived as inhibiting consumer choice or industry innovation it could suffer defections from its subscriber base. We believe consumers are quickly coming to expect the Internet and all its promise to be in the palms of their proverbial hands. If they believe that an ISP is standing in the way of their choices of content or demanding an unreasonable fee that kills the next Facebook or Twitter, what little goodwill the ISPs possess may evaporate.

13 http://www.technolog.msnbc.msn.com/technology/technolog/att-sprint-t-mobile-use-carrier-iq-dont-collect-personal-118743
14 http://www.forbes.com/sites/andygreenberg/2011/12/01/heres-the-letter-senator-al-franken-just-sent-to-phone-rootkit-firm-carrier-iq/
15 http://www.forbes.com/sites/andygreenberg/2011/12/02/and-now-the-lawsuits-class-actions-hit-carrier-iq-htc-and-samsung/

And therein are the potentially reinforcing pressures that could hurt a company further. Consumer dissatisfaction may not only lead subscribers to leave the carrier, but could also lead to class-action lawsuits and perhaps derivative lawsuits as shareholders may question whether the board and management are meeting their fiduciary duties to shareholders. The risk and distraction of litigation may only make operations more difficult and could set the company on a downward trajectory from which it may be difficult to recover.

Illustrating the potential reputational risk associated with the issue, a series of petitions have been launched by Change.org, Free Press and MoxyVote which express support for wireless network neutrality and encourages shareholders to vote in support of the proposals.16 As of the writing of this letter, the petitions have attracted over 40,000 signatures. As network neutrality and shareholder proposals are relatively complicated issues compared to the usual subject of online petitions, we believe this is a strong indication of risk for the companies.

Given how successfully we believe network neutrality has worked for the entire Internet ecosystem, we want to know why any company would create this kind of potential risk for shareholders and the company?

Network Neutrality is Critical to Protect Equality and Freedom of Speech

As we discuss in the proposal, it has been reported that people of color access the Internet via cell phones at a much greater rate than their white counterparts. According to a 2010 report by the Pew Internet & American Life Project, 33% of whites accessed the Internet on cell phones compared to 51% of Latinos and 46% of African-Americans; 30% of whites sent or received e-mail on cell phones compared to 47% of Latinos and 41% of African-Americans.17

In 2011 Pew reported "Smartphone owners under the age of 30, non-white smartphone users, and smartphone owners with relatively low income and education levels are particularly likely to say that they mostly go online using their phones." It found that almost a third of the "mostly cell" users lack any traditional broadband Internet access.18

By having network neutrality rules that provide an even playing field for wireline Internet access, but not having those same protections for wireless users, we might be setting the stage for two Internets – one for the mostly white and wealthy world where any content producer has the same equal access as a large multi-national or extremely wealthy content producer; and another for mostly low income and people of color where the voices of their communities may not have the resources to afford equal access. If this scenario came to pass, it may only serve to deepen divisions and disempower communities of low income and color.

16 http://www.change.org/petitions/at-t-sprint-and-verizon-protect-consumer-choice-on-the-internet; http://act2.freepress.net/letter/shareholders_action?source=FPblog; https://twitter.com/#!/freepress/status/187195722620354560 and http://www.moxyvote.com/TakeAction/Letters/Open/
17 http://www.pewinternet.org/~/media/Files/Reports/2010/PIP_Mobile_Access_2010.pdf
18 http://pewinternet.org/~/media/Files/Reports/2011/PIP_Smartphones.pdf

The National Hispanic Media Coalition noted in a February 2011 report:

Failure to apply net neutrality rules to mobile broadband runs the risk of a new digital divide between those who can afford all the costs associated with home broadband and those who use mobile. This will essentially create two Internets, separate and unequal.19

In a system where ISPs can discriminate by creating premium pay fast lanes for content producers, we believe AT&T, Sprint and Verizon have powerful economic incentives to promote the content of their “partners” - big content producers, like Disney, NBC and News Corporation – for a price, and possibly discriminate against small, independent or politically controversial voices that may be unwilling or unable to “pay-to-play”.

As California NOW (National Organization for Women) put it: “(T)he Internet is one of the few ways left for ordinary people to make their views heard in a national forum. Organizations, coalitions and individuals from underserved and underrepresented groups can use the web to get their issues and voices heard. If content from large corporations gets priority, what happens to these voices?”20 We believe that the Internet has become the public square of the 21st Century and it should be protected as a resource for all of us.

Consider the plan articulated by AT&T for charging application developers for bandwidth use discussed earlier. If Verizon were to adopt it and you can only afford the smallest data plans on Verizon and content from News Corporation doesn’t count against your data allotment for the month, you have an incentive to favor News Corporation content. Conversely, if the Global Community Monitor (http://www.gcmonitor.org/), which works on environmental justice issues in underserved communities, does count against your data allotment, then you have a significant disincentive to use the Global Community Monitor’s website. What AT&T’s executive has suggested could become a new fissure between communities and further marginalize disempowered communities if adopted by Verizon or other wireless providers.

These equality and free speech issues may also present a reputational risk for the companies that should incentivize them to make strong and substantive public commitments to network neutrality. The telecommunications industry – and the world - recently witnessed Internet users organize around a policy issue very similar to network neutrality in a way that captured significant media attention. In January, a powerful coalition of Internet groups, free speech advocates, Internet companies and citizens launched highly visible protests against the Stop Online Piracy Act and Protect IP Act. Viewing these bills as interfering in free speech and creating enormous financial burdens on individuals and small innovative start-ups, Wikipedia and Reddit “went dark” and Google blacked out its homepage logo. Millions of people called and emailed in opposition to the bills.

The long-term damage to corporate reputation can be substantial. Larry Downes, senior adjunct fellow at Tech Freedom, a policy think tank, wrote that “there’s no doubt that the citizens of the Internet are riled up and plan to stay that way.” He went on to point out that “Once the pitchforks are up, it’s hard to put them down.” Similarly, Rep. Jason Chaffetz (R-Utah), noted that “The nerds are more powerful than anyone thought.”21

19 http://nhmc.org/sites/default/files/mobile_policy_report.pdf
20 http://canoworg.typepad.com/canoworg/2010/11/index.html
21 http://www.politico.com/news/stories/0312/73802.html#ixzz1oebCgdT1

We believe now is the appropriate time for Verizon to make a strong and meaningful public commitment to honor wireless network neutrality as we suggest in the shareholder proposals. In our opinion, not only would that be good for freedom of expression and equality, but it would appear to be in the U.S. economic interest and the Company’s long-term financial interest.

The Company’s Opposition Statement

While we disagree with the assertions in the Company’s opposition statement and believe that we have effectively addressed its arguments in this letter, there is one contention that needs to be addressed. Verizon, mirroring exactly AT&T’s opposition statement, claims that the proposal requires “purely ‘neutral’ routing of Internet traffic.” The implication is that the proposal is focused on a radical notion of a pure system of network management.

This assertion, however, fails to take into consideration the actual language of the proposal which asks the companies to “operate its wireless broadband network consistent with network neutrality principles.” The language of the proposal makes it clear that we are not requesting that the Company commit to operating its wireless network in strict lock-step with a radical network neutrality mandate. Rather we are asking for consistency with network neutrality principles, which we believe leaves room for AT&T to operate its network effectively and competitively.

Given the identical language used by Verizon and AT&T in their respective opposition statements we assume that Verizon is aware that the parenthetical language in the proposal that provides guidance on the phrase “consistent with network neutrality principles” – “operate a neutral network with neutral routing along the company’s wireless infrastructure such that the company does not privilege, degrade or prioritize any packet transmitted over its wireless infrastructure based on its source, ownership or destination” – came from AT&T’s proposed merger with BellSouth. As outlined in a December 2006 letter from AT&T to the FCC, the conditions included a two-year commitment to “Net Neutrality” (AT&T’s words), as defined thus:

AT&T/BellSouth also commits that it will maintain a neutral network and neutral routing in its wireline broadband Internet access service. This commitment shall be satisfied by AT&T/BellSouth's agreement not to provide or to sell to Internet content, application, or service providers, including those affiliated with AT&T/BellSouth, any service that privileges, degrades or prioritizes any packet transmitted over AT&T/BellSouth's wireline broadband Internet access service based on its source, ownership or destination.22 (emphasis added)

22 Letter from AT&T Senior Vice President Robert W. Quinn, Jr. to Marlene H. Dortch, Secretary, Federal Communications Commission, December 28, 2006. http://transition.fcc.gov/ATT_FINALMergerCommitments12-28.pdf, page 8.

Further, AT&T agreed at the time to extend that commitment to its wireless Wi-Max service:

For purposes of this commitment, AT&T/BellSouth's wireline broadband Internet access service and its Wi-Max fixed wireless broadband Internet access service are, collectively, AT&T/BellSouth's "wireline broadband Internet access service.23 (emphasis added)

As is evident, the language in the shareholder proposal is pulled directly from this license condition. Accordingly, we believe this demonstrates that the proposal is a reasonable approach to addressing the net neutrality issue.

Conclusion

For all the reasons provided above, we believe that a departure from the principles of network neutrality could create a set of costly risks for the economy, Verizon and the public. We suggest that now is the time for the Company to pledge that they will not put the economic engine that is the Internet at risk. In our estimation, now is the time to commit to operating its wireless network consistent with network neutrality principles. For all of the reasons provided above, we strongly urge you to VOTE FOR ITEM 9.

Please contact Jonas Kron at 503-592-0864 for additional information.

Sincerely,

/s/ Jonas Kron

Jonas Kron
Vice President

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC. Trillium is NOT asking for your proxy card and is not providing investment advice. We will not accept proxy cards, and any proxy cards received will be returned.

23 Id.